TERYL RESOURCES CORP.

N E W S R E L E A S E

PRIVATE PLACEMENT OF 1,500,000 UNITS

TSX Venture Exchange: TRC.V

For Immediate Release: October 22, 2002 – Vancouver, B.C.- Teryl Resources Corp. (TSX Venture Exchange: TRC.V) wishes to announce that it has increased a private placement of an aggregate of 1,000,000 units in the capital stock of the Company to various investors at a price of $0.10 per unit to 1,500,000. Each unit will consist of one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 in the first year and $0.15 in the second year. The 1,500,000 common shares issued as part of the units upon conversion of the Warrants are subject to a 12-month hold period from the date of payment of the units.

The $150,000.00 net private placement proceeds received by the Company will be used for the drilling program for the Gil joint venture project with Kinross Gold Corp. (TSE: K) and Westridge Claims gold prospect located in the Fairbanks, Alaska mining division and for working capital and accounts payable.

This private placement replaces the 1,000,000 units offering at $0.10 announced on August 15, 2002.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of two joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska. Teryl Resources Corp. owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil property joint venture which consists of 10,700,000 drill indicated tons of 0.04 opt. A drilling program has commenced on the J/V Gil Prospect by Kinross Gold. Teryl Resources Corp. also has one joint venture silver prospect located in northern B.C., Canada.

Dated at Richmond, British Columbia this 22nd day of October 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com